Western Gas Underwriting Syndicate Members

Lehman Brothers Inc.
UBS Investment Bank
JP Morgan Securities Inc.
Banc of America Securities LLC
Citi
Morgan Stanley & Co.
Credit Suisse
Goldman Sachs & Co.
Scotia Capital
Bear, Stearns & Co. Inc.
Friedman Billings Ramsey
Stifel Nicolaus